March 27, 2002



VIA EDGAR TRANSMISSION
and
VIA U.S. MAIL

United States Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W., Room 3112
Washington, DC  20549


         Re: Application for Withdrawal of Forms SB-1 Filed November 15, 2001 File Nos. 333-73420 and 333-73428

Ladies and Gentlemen:

         By this letter, Easy Money Holding Corporation (the "Issuer") makes application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, to withdraw Forms SB-1 filed on November 15, 2001 ("Forms SB-1"). Forms SB-1 registered certain shares of the Issuer's common stock to be sold by the Issuer and certain selling shareholders in concurrent offerings (the "Shares").

         In connection with filing Forms SB-1, counsel for the Issuer was advised by the Commission staff that the Issuer should file amendments to Forms SB-1 as Amendments No. 1 to Forms SB-1 on Forms SB-2. The Issuer filed Amendments No. 1 to Forms SB-1 on Forms SB-2 on January 30, 2002 ("Forms SB-2"), and at that time, new registration numbers were issued. The new registration numbers for Forms SB-2 are 333-81834 and 333-81722. Counsel for the Issuer was then advised by the Commission staff that it should file Forms RW for Registration Statements 333-73402 and 333-73428, as new registration numbers were issued. The Commission staff has thus requested the Issuer to make this application. The Issuer desires that sales of the Shares be conducted pursuant to Forms SB-2. Accordingly, we request that an order granting immediate withdrawal of Forms SB-1 be issued by the Commission.

         Questions regarding this application may be addressed to our counsel, John M. Paris, Jr., Esquire, of the firm Williams Mullen, at 757/499-8800.

United States Securities and Exchange Commission
March 27, 2002
Page 2

         Thank you for your consideration of this application.

                             Sincerely,

                             Easy Money Holding Corporation

                             By: /s/ David Greenberg
                                ------------------------------------------
                                David Greenberg, Chief Executive Officer


cc:      John M. Paris, Jr., Esquire
         Mr. David Kilby
         Susan Reed, CPA